Filed by: BHP Billiton Plc

and BHP Billiton Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rio Tinto Plc

Commission File No.: 001-10533

The following is a script for an investor presentation also filed today that was given by Marius Kloppers, Chief Executive Officer, BHP Billiton.

DISCLAIMER

The directors of BHP Billiton accept responsibility for the information contained in this document. Having taken all reasonable care to ensure that such is the case, the information contained in this document is, to the best of the knowledge and belief of the directors of BHP Billiton, in accordance with the facts and contains no omission likely to affect its import.

Information Relating to the US Offer for Rio Tinto plc

BHP Billiton plans to register the offer and sale of securities it would issue to Rio Tinto plc US shareholders and Rio Tinto plc ADS holders by filing with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement (the “Registration Statement”), which will contain a prospectus (“Prospectus”), as well as other relevant materials. No such materials have yet been filed. This communication is not a substitute for any Registration Statement or Prospectus that BHP Billiton may file with the SEC.

U.S. INVESTORS AND U.S. HOLDERS OF RIO TINTO PLC SECURITIES AND ALL HOLDERS OF RIO TINTO PLC ADSs ARE URGED TO READ ANY REGISTRATION STATEMENT, PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL TRANSACTION, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain a free copy of the Registration Statement and the Prospectus as well as other relevant documents filed with the SEC at the SEC’s website (http://www.sec.gov), once such documents are filed with the SEC. Copies of such documents may also be obtained from BHP Billiton without charge, once they are filed with the SEC.

Information for US Holders of Rio Tinto Limited Shares

BHP Billiton Limited is not required to, and does not plan to, prepare and file with the SEC a registration statement in respect of the Rio Tinto Limited Offer. Accordingly, Rio Tinto Limited shareholders should carefully consider the following: The Rio Tinto Limited Offer will be an exchange offer made for the securities of a foreign company. Such offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

Information Relating to the US Offer for Rio Tinto plc and the Rio Tinto Limited

Offer for Rio Tinto shareholders located in the US

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuers are located in a foreign country, and some or all of their officers and directors may be residents of foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that BHP Billiton may purchase securities of either Rio Tinto plc or Rio Tinto Limited otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

BHP Billiton Pre-conditional 2.5 Offer for Rio Tinto

CEO Speech

Slide 29 – BHP Billiton Offer for Rio Tinto

Today we announced our decision to formalise the proposal we put to Rio Tinto on 1 November 2007 in the form of Offers for Rio Tinto plc and Rio Tinto Ltd. Let me now take you through what we believe is a responsible offer, one which offers very compelling terms for Rio Tinto shareholders and very importantly is also value enhancing for BHP Billiton shareholders.

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Slide 30 – Disclaimer slide 1

As usual I refer you to the disclaimer statement. It is important that you read and understand this statement.

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Slide 31 – Disclaimer slide 2

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Slide 32 – Background to the Offer

I think that it is important to recount again the sequence of events that have led us to announcing the Offers today.

Early in 2007 we approached Rio Tinto on a private basis to raise the concept of a nil premium merger. This was rejected by Rio Tinto.

On 1 November 2007 BHP Billiton made a confidential proposal to Rio Tinto to combine the two companies. Rio Tinto rejected the proposal and refused to enter into any discussions on the matter.

Following intense market speculation, on 8 November BHP Billiton announced that it had recently approached the Rio Tinto board with a proposal, and subsequently on 12 November BHP Billiton made public the key dimensions this proposal. So what has happened subsequently?

In the global road shows that followed our announcement, many shareholders told us that they clearly understood the compelling industrial logic of the combination.

However, Rio Tinto continued its refusal to engage with us on our proposal and on 21 December 2007, following Rio Tinto’s submission to the UK Takeover Panel, BHP Billiton was given notice that it was required to make its intentions clear by 6 February 2008.

So today we have announced offers for all of the outstanding shares of both Rio Tinto plc and Rio Tinto Ltd. Given Rio Tinto’s continued refusal to engage, and the deadline set by the UK Takeover Panel, we have had no choice but to put our offer directly to the Rio Tinto shareholders.

Of course Chinalco’s acquisition of a strategic 12% stake in Rio Tinto plc last week is an interesting development in this process. That said, it does not change our view on value nor our conviction that a combination of Rio Tinto and BHP Billiton is a compelling proposition for all Rio Tinto shareholders. I will make some further comments on this later.

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Slide 33 – BHP Billiton offer for Rio Tinto

Due to the Rio Tinto DLC structure we must make two separate legal offers in order to acquire all of the shares in Rio Tinto.

We are offering each Rio Tinto plc shareholder 3.4 BHP Billiton shares for every Rio Tinto plc share held, made up of 80% in BHP Billiton Plc shares and 20% in BHP Billiton Ltd shares with a mix and match facility.

The offer to Rio Tinto Ltd shareholders is 3.4 BHP Billiton Ltd shares for every Rio Tinto Ltd share held.

I refer all Rio Tinto shareholders to the formal announcement that we have made today for further detail on the offers.

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Slide 34 – BHP Billiton offer for Rio Tinto

Now, it is important to note that the two offers we have made for Rio Tinto plc and Rio Tinto Ltd are inter-conditional. The DLC structure of Rio Tinto means that we must succeed in both legs of the DLC.

There are several other important matters to note.

Firstly, the offers are subject to pre-conditions which relate to obtaining certain anti-trust clearances in the EU, the US, Australia, Canada and South Africa and FIRB approval in Australia, and the offer documents will be posted to shareholders after these approvals are obtained.

Secondly, we have decided to structure the offers such that they are conditional on more than 50% acceptances in respect of the publicly held shares in both legs of the DLC. Importantly, we believe that starting this process with a 50% minimum acceptance condition gives Rio Tinto shareholders greater comfort that they will be able to realise the compelling benefits implied by our Offer.

That said, I want to be very clear. The offer we are announcing today delivers a very major value uplift for Rio Tinto shareholders compared to any other real and feasible alternative that can be envisaged for Rio Tinto on a standalone basis. We strongly believe that our offer will receive the necessary support to complete this transaction successfully and merge these two companies into the largest mining company in the world.

Finally, we have arranged a committed bank financing facility of US$55 billion. This facility, together with cash flows from operations, and asset disposal proceeds, and if required further debt financing will provide us with all the funding necessary to fund the proposed initial share buy-back of approximately up to US$30bn and any refinancing of Rio Tinto’s borrowings that may be required.

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Slide 35 – Unlocking value – Why a combination with Rio Tinto

Let us recall the rationale for this combination. Why are we offering to combine these two great companies? Because this combination would facilitate our ability to deliver more product, more quickly. This product delivery would not only be faster and at lower cost, but at the same time it would remove the unnecessary duplication of activities.

We believe the quantified synergies of this combination would rise to US$3.7 billion per year by year 7. I want to stress that these synergies are unique to this combination; they are not owned by any side in particular. They are there to be captured for the benefit of both sets of shareholders and come into existence only when we put these two uniquely complementary portfolios together.

We would also create a minerals industry super major, an unparalleled portfolio of tier one assets and a strong growth portfolio.

This combination would be uniquely positioned to service the extraordinary China urbanisation event that both BHP Billiton and Rio Tinto believe will transform the global economy over the next decades. The combined entity would be a core investment holding, on a global basis.

Finally this combination will benefit our broader stakeholders. For our customers it will deliver more product, more quickly and the combination will deliver genuine benefits for the communities in which we operate.

Link: Now let us turn to the offer and our perspectives on value….

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Slide 36 – Pre approach the fair value share exchange ratio was 2.4:1

During the first half of 2007 Rio Tinto traded at an average exchange ratio to BHP Billiton of around 2.7, with the exception of the period when rumours of a possible BHP Billiton offer were in the market. Following Rio Tinto’s acquisition of Alcan, the share exchange ratio dropped to 2.4 and stayed there until the BHP Billiton approach.

These are two of the most heavily researched resource companies in their respective markets. They have a very substantial shareholder register overlap, a large body of shareholders who are in a position to understand relative value.

Against the backdrop that both companies had presented their financial results and Rio Tinto had made very comprehensive presentations to the market in regard to Alcan, it is hard to argue that the market did not have all the information it needed to establish fair relative trading value.

That fair trading value exchange ratio was 2.4:1. And in a nil premium merger, that trading value would have delivered Rio Tinto shareholders a 36% share in a combined BHP Billiton and Rio Tinto.

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Slide 37 – Change in Rio Tinto market capitalisation relative to index

For some guidance on the value impact of Rio Tinto’s flurry of announcements and presentations since our proposal I suggest we turn to evidence from the market.

What has been plotted here is the movement in the market capitalisation of Rio Tinto relative to an index of mining company peers, and plotted since the announcement of our proposal up until the day before the Chinalco/Alcoa raid.

The index includes essentially all western mining companies with a market value over US$20bn, other than BHP Billiton, Rio Tinto and Xstrata, for obvious reasons. This index has historically been highly correlated to both BHP Billiton and Rio Tinto stocks.

So by looking at the relative movement in market capitalisation we should be able to see the events that have impacted Rio Tinto’s value.

What this shows is that there is only one event which has fundamentally impacted Rio Tinto’s market capitalisation and that is the BHP Billiton proposal.

After the initial spike on the announcement of the BHP Billiton proposal and a couple of movements based on rumours, Rio Tinto has traded essentially in parallel with its peers.

And let me be very clear. The acquisition by Chinalco of 12% at a price of around 60 pounds per Rio Tinto plc share does not set any benchmark for an all share offer for the whole of Rio Tinto. This is the price that Chinalco had to pay to secure a strategic stake in a market raid. Those shareholders who sold did so for cash, and were therefore selling any exposure to the upside of the combination – they chose to exit. These circumstances are completely different to our offer.

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Slide 38 – The background to our offer

Now, before I turn to the value of the offer itself, there are some background points I would like to make.

Firstly, I want to re-emphasise that this is an all share transaction. Rio Tinto shareholders are being offered the opportunity to exchange their shares in a global diversified resources company for shares in another better global diversified resources company, and they are receiving a premium, a pro rata share of the combined synergies and an opportunity to participate in the long-term growth of our industry. The only thing that matters here is the relative value of the two companies.

Furthermore, we are not pursuing a nil premium merger. This is a takeover offer and we are comfortable with paying a premium for the change of control over fair trading value provided that the resulting deal still delivers material value uplift to the existing BHP Billiton shareholders.

In our presentation to the market in December, I set out the superior relative Total Shareholder Return performance of BHP Billiton from the date of the formation of BHP Billiton’s DLC to the date of our approach to Rio Tinto and demonstrated why at the date of our approach, BHP Billiton was, if anything, undervalued compared to Rio Tinto.

In addition, the evidence of the market is that since the public release our proposal, the market has ascribed no new relative value to the information released by Rio Tinto since this date.

However in deciding on the terms of our offer we have taken a course that is responsible. We have talked to and listened to a major cross-section of shareholders from both companies. Now we are putting to Rio Tinto an offer that is very compelling for Rio Tinto shareholders because it delivers to them a material value uplift, one not available on a standalone basis. While compelling for Rio Tinto shareholders the offer is also responsible in the context of BHP Billiton’s shareholders.

Finally, I have said before that we will be patient, and that has not changed. We have had three months to decide how we should take this matter forward in a manner which works for all shareholders. From here, the offer process will take many months but I am comfortable that this compelling offer ensures that BHP Billiton will succeed in the unlocking this unique value for both groups of shareholders.

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Slide 39 – 3.4:1 is a compelling value uplift for Rio Tinto shareholders

The offer we have announced today is 3.4 BHP Billiton shares for every one Rio Tinto share. This represents compelling value uplift for Rio Tinto shareholders.

Fair value, established by the market prior to our approach, implies a nil premium share of the combination of 36% for Rio Tinto shareholders. Our revised offer delivers Rio Tinto shareholders approximately 44% of the combined company, a very material uplift from this fair value share of 36%.

Can I say again that this offer is a compelling value uplift for Rio Tinto shareholders, a value uplift that is simply not available to them on a standalone basis. At the same time BHP Billiton shareholders can be confident that the combination will deliver value to them which would not be available but for completion of this transaction.

Link: Let’s look at the premium implied by our offer…

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Slide 40 – 3.X:1 is a compelling value uplift for Rio Tinto shareholders

Our offer delivers a 45% premium to the combined average fair value market capitalisation of Rio Tinto. On the slide we have plotted the relevant precedents against which to compare this premium. These are all stock mega mergers and takeovers in the resources and materials sectors. Against these precedents we are offering a very substantial premium indeed.

Again, let me remind you that this value uplift is simply not available to Rio Tinto shareholders on a standalone basis.

Let me make two further points. Firstly, were it not for BHP Billiton’s offer and the value uplift that is unique to this combination, it is our strong view that the underlying fundamentals of Rio Tinto simply do not support anything like the current share price.

Secondly, Rio Tinto shareholders are being offered not only an immediate value uplift in the form of a very material 45% premium for control, but also an approximate 44% pro rata share of the future value that we believe will be unlocked by this combination.

I think that this is a good point at which to make some further comment on the Chinalco stake. As I have said, we regarded this as an interesting and not entirely unforeseen development. We note that while there has been much speculation in the media as to motive, Chinalco has described the investment as strategic in character. What is however clear is that it implies a very positive view on the sector.

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Slide 41 – Transaction is value enhancing for BHP Billiton shareholders

As I have said, the offer terms must deliver value for BHP Billiton’s shareholders.

This transaction will deliver our shareholders an approximate 56% share of the combined company, with both a materially enhanced asset portfolio and superior future growth options. Additionally, they will secure a pro rata share in the unique and material value unlocked by the combination, a benefit not available on a standalone basis.

Let me assure BHP Billiton’s shareholders that we are very focussed on the value impact of this offer on our company. This transaction will be accretive to earnings per share and cashflow per share in the first full fiscal year following completion. The value accretion for BHP Billiton shareholders is also material, and I remind them of the outstanding growth in Total shareholder return delivered by BHP Billiton after the 2001 DLC merger, outstanding both in an absolute sense and relative to Rio Tinto.

Link: Turning now to process...

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Slide 42 – Regulatory approvals

As I have mentioned earlier, the posting of offer documentation is subject to pre-conditions relating to obtaining certain key anti-trust clearances and FIRB approval in Australia. We expect the necessary clearances to be obtained during the second half of 2008.

We have already progressed pre-notification discussions with the European Commission and we expect that we will file the formal notification in the first quarter of 2008, with clearances anticipated to be obtained in the second half of 2008. We expect formal notifications will be filed with regulators in other relevant jurisdictions in due course.

We are prepared for a detailed and thorough regulatory review, and, following detailed analysis, we believe any regulatory concerns can be addressed without meaningfully impacting the benefits of the combination.

Slide 43 – BHP Billiton – Superior production growth has delivered superior returns for shareholders

Before concluding, let me return again to BHP Billiton’s track record, since our merger in 2001, of delivering superior production growth (8% CAGR vs 4% CAGR) and superior value (37% CAGR vs 29% CAGR) for shareholders. Both BHP Billiton and Rio Tinto shareholders should consider this as an example of the potential benefits of corporate renewal as they consider the implications of our offer.

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Slide 44 – Summary

So let me summarise. BHP Billiton privately approached Rio Tinto on 1 November 2007. We firmly believe that pre-approach the relative market capitalisations of the two companies demonstrated fair relative trading value. This fair value was represented by an exchange ratio of 2.4:1, which would have entitled Rio Tinto shareholders to 36% of the combination.

A letter delivered to the Rio Tinto board sought discussions on all of the terms that we had set out in our proposal.

Rio Tinto refused to engage, and we announced the proposal on November 12th allowing both BHP Billiton and Rio Tinto shareholders to contemplate both the proposal terms and its logic.

Since this date we have continued to seek discussions with Rio Tinto and have concurrently spoken directly to the majority of Rio Tinto’s and BHP Billiton’s major shareholders and sought their input and observations.

We have now tabled a pre-conditional takeover offer of 3.4 BHP Billiton shares for every one Rio Tinto share. This offer delivers Rio Tinto shareholders approximately 44% of the combined companies, an implied premium for control of 45%, while still delivering value uplift for BHP Billiton shareholders.

This is a unique opportunity to unlock value and BHP Billiton is now putting forward this offer to the Rio Tinto shareholders.

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On that note I would like to finish and take questions. We will take questions from the various locations in turn, starting in Sydney. If you could address the questions to me in the first instance and I will pass them around to colleagues as required.

First question please.

[Sydney, London, telephones: Repeat]